EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2005	2004	2003	2002	2001
	Millions
Earnings
Earnings (loss) before income taxes, minority interests, dividends on preferred securities of subsidiary trust and cumulative effect of change in accounting principles	$798	$432	$91	$78	$(121)
Add:
Fixed charges	144	142	134	113	116
Amortization of capitalized interest	5	4	3	6	6
Distributed income of equity investees	110	60	17	10	3
Less:
Equity in earnings of investees	(109)	(99)	(66)	(20)	(12)
Capitalized interest	(2)	—	(1)	(1)	(2)
Preferred dividends of consolidated subsidiaries	—	—	(11)	(21)	(11)
Earnings before fixed charges	$946	$539	$167	$165	$(21)
Fixed charges
Interest expense	$109	$111	$90	$61	$77
Capitalized interest	2	—	1	1	2
Amortization of premiums, discounts, and capitalized expenses related to indebtedness	2	4	2	1	1
Interest portion of rental expense(1)	31	27	30	29	25
Preferred dividends of consolidated subsidiaries	—	—	11	21	11
Total fixed charges	$144	$142	$134	$113	$116
Ratio of earnings to fixed charges	6.6	3.8	1.2	1.5	N/A (2)

(1)          Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

(2)          Earnings before fixed charges were insufficient to cover fixed charges in 2001 in the amount of $137.